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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)

                               Aurizon Mines Ltd.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                           Common Shares, no par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    05155P106
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                December 31, 2006
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

          [x]  Rule 13d-1(b)

          [_]  Rule 13d-1(c)

          [_]  Rule 13d-1(d)

CUSIP No. 05155P106
          ---------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Sun Valley Gold LLC

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                         (a) [_]
                                                                         (b) [_]

3.   SEC USE ONLY

4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.   SOLE VOTING POWER

     0

6.   SHARED VOTING POWER

     6,465,400*

7.   SOLE DISPOSITIVE POWER

     0

8.   SHARED DISPOSITIVE POWER

     6,465,400*

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     6,465,400*

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES (SEE INSTRUCTIONS)

                                                                             [_]

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     4.4%

12.  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     IA

----------
* The Reporting Persons also may exercise investment discretion over the shares held by Geologic Resource Partners LLC and George R. Ireland, pursuant to an agreement between Geologic Resource Partners LLC and Sun Valley Gold LLC. The number reported herein reflects the total shares held by Geologic Resource Partners LLC and Sun Valley Gold LLC. Geologic Resource Partners LLC and George R. Ireland do not have a separate filing obligation with respect to their beneficial ownership in the shares.

CUSIP No. 05155P106
          ---------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Peter F. Palmedo

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                         (a) [_]
                                                                         (b) [_]

3.   SEC USE ONLY

4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.   SOLE VOTING POWER

     0

6.   SHARED VOTING POWER

     6,465,400*

7.   SOLE DISPOSITIVE POWER

     0

8.   SHARED DISPOSITIVE POWER

     6,465,400*

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     6,465,400*

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES (SEE INSTRUCTIONS)

                                                                             [_]

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     4.4%

12.  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     IN

----------
* The Reporting Persons also may exercise investment discretion over the shares held by Geologic Resource Partners LLC and George R. Ireland, pursuant to an agreement between Geologic Resource Partners LLC and Sun Valley Gold LLC. The number reported herein reflects the total shares held by Geologic Resource Partners LLC and Sun Valley Gold LLC. Geologic Resource Partners LLC and George R. Ireland do not have a separate filing obligation with respect to their beneficial ownership in the shares.

CUSIP No. 05155P106
          ---------

Item 1(a).  Name of Issuer:

            Aurizon Mines Ltd.
            --------------------------------------------------------------------

      (b).  Address of Issuer's Principal Executive Offices:

            Suite 900,
            510 Burrard Street,
            Vancouver, British Columbia
            V6C 3A8 Canada
            --------------------------------------------------------------------

Item 2(a).  Name of Person Filing:

            Sun Valley Gold LLC
            Peter F. Palmedo
            --------------------------------------------------------------------

      (b).  Address of Principal Business Office, or if None, Residence:

            620 Sun Valley Road, P.O. Box 2759, Sun Valley, ID  83353
            --------------------------------------------------------------------

      (c).  Citizenship:

            Sun Valley Gold LLC - Delaware
            Peter F. Palmedo - United States of America
            --------------------------------------------------------------------

      (d).  Title of Class of Securities:

            Common shares, no par value
            --------------------------------------------------------------------

      (e).  CUSIP Number:

            05155P106
            --------------------------------------------------------------------

Item 3. If This Statement is filed pursuant to ss.240.13d-1(b) or 240.13d-2(b), or (c), check whether the person filing is a:

     (a)  [_]  Broker or dealer registered under Section 15 of the Act.

     (b)  [_]  Bank as defined in section 3(a)(6) of the Act.

     (c)  [_]  Insurance company as defined in section 3(a)(19) of the Act.

     (d) [_] Investment company registered under section 8 of the Investment Company Act of 1940.

     (e)  [X]  An investment adviser in accordance with ss.
               240.13(d)-1(b)(1)(ii)(E).

     (f) [_] An employee benefit plan or endowment fund in accordance with ss. 240.13d-1(b)(1)(ii)(F).

     (g) [_] A parent holding company or control person in accordance with ss. 240.13d-1(b)(ii)(G)

     (h) [_] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

     (i) [_] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940.

     (j)  [_]  Group, in accordance with ss. 240.13d-1(b)(1)(ii)(J).

Item 4.   Ownership.

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

     (a)  Amount beneficially owned:

          6,465,400
          ----------------------------------------------------------------------

     (b)  Percent of class:

          4.4%
          ----------------------------------------------------------------------

     (c)  Number of shares as to which the person has:

          (i)  Sole power to vote or to direct the vote                  0
                                                              -----------------,

          (ii) Shared power to vote or to direct the vote        6,465,400
                                                              -----------------,

         (iii) Sole power to dispose or to direct the
               disposition of                                            0
                                                              -----------------,

          (iv) Shared power to dispose or to direct the
               disposition of                                    6,465,400
                                                              -----------------.

Item 5.   Ownership of Five Percent or Less of a Class.

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].


          ----------------------------------------------------------------------

Item 6.   Ownership of More Than Five Percent on Behalf of Another Person.

          N/A
          ----------------------------------------------------------------------

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

          N/A
          ----------------------------------------------------------------------

Item 8.   Identification  and  Classification  of Members of the Group.

          N/A
          ----------------------------------------------------------------------

Item 9.   Notice of Dissolution of Group.

          N/A
          ----------------------------------------------------------------------

Item 10.  Certification.

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                   February 14, 2007
                                        ----------------------------------------
                                                        (Date)

                                             Sun Valley Gold LLC**


                                             By: /s/ Peter F. Palmedo
                                                 --------------------
                                             Name:  Peter F. Palmedo
                                             Title: Managing Member


                                               /s/ Peter F. Palmedo**
                                               ----------------------
                                                   Peter F. Palmedo

**The reporting persons hereby disclaim beneficial ownership over the shares reported on this 13G, except to the extent of their pecuniary interest therein.

                                                                       Exhibit A

                                    AGREEMENT

     The undersigned agree that this Schedule 13G Amendment No. 1, dated February 14, 2007 relating to the Common Shares, no par value of Aurizon Mines Ltd. shall be filed on behalf of the undersigned.

                                              Sun Valley Gold LLC


                                              By: /s/ Peter F. Palmedo
                                                  ---------------------
                                                      Peter F. Palmedo
                                                      Managing Member


                                              /s/ Peter F. Palmedo
                                              --------------------
                                                  Peter F. Palmedo

SK 00964 0001 746389